EXHIBIT 21.1

MIDAMERICAN ENERGY HOLDINGS COMPANY
SUBSIDIARIES AND JOINT VENTURES

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, we have omitted certain subsidiaries (all of which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of our last fiscal year).

PPW Holdings LLC	Delaware
PacifiCorp	Oregon
MidAmerican Funding, LLC	Iowa
MHC Inc.	Iowa
MidAmerican Energy Company	Iowa
NNGC Acquisition, LLC	Delaware
Northern Natural Gas Company	Delaware
KR Holding, LLC	Delaware
Kern River Gas Transmission Company	Texas
Northern Powergrid Holdings Company	England
CE Electric UK Holdings	England
Northern Powergrid Limited	England
Northern Electric plc.	England
Northern Powergrid (Northeast) Limited	England
Yorkshire Power Group Limited	England
Yorkshire Electricity Group plc.	England
Northern Powergrid (Yorkshire) plc.	England
MidAmerican Renewables, LLC	Delaware
MidAmerican Transmission, LLC	Delaware
HomeServices of America, Inc.	Delaware